news release

Aperam spin-off approved at ArcelorMittal Extraordinary General Meeting of Shareholders

Luxembourg, 25 January 2011 - The Extraordinary General Meeting of shareholders of ArcelorMittal held today in Luxembourg approved all resolutions on the agenda including the primary one, the spin-off of ArcelorMittal’s stainless and specialty steels business into Aperam, a newly created company.

963,117,270 shares, or 61.7% of the Company's share capital, were present or represented at the meeting. The primary resolution on the meeting's agenda was adopted by the shareholders by an overwhelming majority.

In order for ArcelorMittal shareholders to receive Aperam shares as a result of the spin-off approved at today's extraordinary general meeting, shareholders must hold ArcelorMittal shares on the record date, January 28, 2011.